CERTIFICATE OF QUALIFIED PERSON
I, Anoush Ebrahimi, Ph.D., P.Eng., do hereby certify that:

1.	I am a Principal Consultant (Mining) with the firm of SRK Consulting (Canada) Inc. with an office at 22nd Floor, 1066 West Hastings Street, Vancouver, British Columbia, Canada.

2.
This certificate applies to the Technical Report titled “NI 43-101 Technical Report - Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina”, dated May 15, 2017 with an effective date of December 31, 2016 (the “Technical Report”).

3.
I graduated from University of Kerman Iran in 1991 and received Ph.D. degree in mining engineering from University of British Columbia, Canada. I have practiced my profession continuously since 1991 where I have both worked at base metal mines operations as well as consulted on a range of base metal projects around the world.

4.	I am a professional engineer registered with the APEGBC, license # 30166.

5.	I have visited the Project that is the subject of this Technical Report from 21 April to 24 April 2016.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101 and this Technical Report has been prepared in compliance with NI 43-101.

7.	I, as a “qualified person”, am independent of Puna Operations Inc., Silver Standard Resources Inc., and Golden Arrow Resources Corporation, as defined in section 1.5 of National Instrument 43-101.

8.	I am the co-author of this report and responsible for Sections 15, 16, 18, 19 and 21. I accept professional responsibility for those sections of this Technical Report.

9.	I have had no prior involvement with the Project that is the subject of this Technical Report.

10.	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith.

11.
As of the effective date of this Technical Report, to the best of my knowledge, information and belief, this Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 15th day of May, 2017.
(original signed by Anoush Ebrahimi)
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Anoush Ebrahimi, Ph.D., P.Eng.